

May 24, 2013

Francis M. DiNuzzo
President and CEO
Strategic Diagnostics, Inc.
111 Pencader Drive
Newark, Delaware 19702

     Re: **Strategic Diagnostics, Inc.**
               Revised Preliminary Proxy Statement on Schedule 14A
               Filed May 17, 2013
               File No. 000-22400

Dear Mr. DiNuzzo:

Please respond to this letter by amending your proxy statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your proxy statement and the information you provide in response to this comment, we may have additional comments.

Unaudited Consolidated Financial Statements for the Three Month Period Ended March 31, 2013, page D-1

1. We note from your disclosure on page D-5 and elsewhere in the filing that you are seeking shareholder approval for the Asset Sale Transaction set forth in the Asset Purchase Agreement and that this agreement may be terminated if you do not obtain stockholder approval. In light of these facts, please tell us how you met all the criteria set forth in FASB ASC 360-10-45-9 such that it was appropriate to classify the Life Sciences business as held for sale as of March 31, 2013, and as discontinued operations in accordance with FASB ASC 205-20-45-1 for the three months ended March 31, 2013 and 2012. Please also address this comment as it relates to your interim financial statements included in your Form 10-Q for the fiscal quarter ended March 31, 2013 filed on May 15, 2013.

Unaudited Pro Forma Consolidated Financial Statements, page E-1

2. We remind you that the first column of the pro forma financial statements should reflect your historical financial statements. Please revise as applicable. Refer to Rule 11-02(b)(4) and Instruction 3 to Rule 11-02(b) of Regulation S-X.

3. We note that you have provided a pro forma balance sheet as of March 31, 2013 and December 31, 2012. In accordance with Rule 11-02(c)(1), a pro forma balance sheet should be only be presented as of the end of the most recent period for which a consolidated balance sheet is required unless the transaction is already reflected in such balance sheet. Please revise accordingly.

4. Pro forma statements of operations are required for all periods presented when discontinued operations are not yet reflected in the historical statements. Please provide a pro forma statement of operations for the year ended December 31, 2011. Please also address this comment, if necessary, as it relates to your interim financial statements for the three months ended March 31, 2013 and the comparative three month interim period ended March 31, 2012.

5. Please revise your statements of operations to remove the line items appearing after "income (loss) from continuing operations" line item. Refer to Rule 11-02(b)(5) of Regulation S-X.

6. Please ensure that any pro forma adjustments that required management's assumptions and estimates are accompanied by footnotes that fully describe those assumptions and estimates.

Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Justin Chairman (*via e-mail*)
     Morgan, Lewis & Bockius LLP